                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             VANGUARD AIRLINES, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   92201B 10 9
                              --------------------
                                 (CUSIP Number)

                            J.F. Shea Company, Inc.
                              Edmund H. Shea, Jr.
                                  John F. Shea
                                 Peter O. Shea
                               James G. Shontere
                              655 Brea Canyon Road
                            Walnut, California 91789
                                 (909) 594-9500
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                 with copies to:

                             Brian S. Gillman, Esq.
                             Vanguard Airlines, Inc.
                           7000 Squibb Road, 3rd Floor
                              Mission, Kansas 66202
                                 (913) 789-1388

                        April 28, 1997; January 9, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                                  SCHEDULE 13D


CUSIP No.  92201B 10 9

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          J.F. Shea Company, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            6,820,594
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              6,820,594
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,820,594
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
          Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.39%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  92201B 10 9

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]
          Edmund H. Shea, Jr.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            365,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            6,910,594* (See Item 5 below)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              365,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            6,910,594* (See Item 5 below)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,275,594* (See Item 5 below)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
          Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.29%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  92201B 10 9

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]
          John F. Shea
          ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            6,820,594* (See Item 5 below)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            6,820,594* (See Item 5 below)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,820,594* (See Item 5 below)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
          Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.39%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  92201B 10 9

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]
          Peter O. Shea, Jr.
          ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            6,820,594* (See Item 5 below)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            6,820,594* (See Item 5 below)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,820,594* (See Item 5 below)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
          Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.39%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  92201B 10 9

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]
          James G. Shontere
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            6,820,594* (See Item 5 below)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            6,820,594* (See Item 5 below)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,820,594* (See Item 5 below)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
          Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.39%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at the Kansas City International Airport, 30 N.W. Rome Circle - Mezzanine Level, Kansas City, Missouri 64153.

Item 2.  Identity and Background.

      (a), (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Company, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr. And Peter
            O. Shea and James G. Shontere (collectively, the Reporting
            Persons").

            JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:

                                                                        PRINCIPAL
NAME AND                                                                OCCUPATION
OFFICE HELD                  BUSINESS ADDRESS           CITIZENSHIP     OR EMPLOYMENT
-----------                  ----------------           -----------     -------------
John F. Shea                 655 Brea Canyon Rd.          USA           President of
President and                Walnut, CA 91789                           JFSCI
Director

Edmund H. Shea, Jr.          655 Brea Canyon Rd.          USA           Vice President of
Vice President and           Walnut, CA 91789                           JFSCI
Director

Peter O. Shea                655 Brea Canyon Rd.          USA           Vice President of
Vice President and           Walnut, CA 91789                           JFSCI
Director

James G. Shontere            655 Brea Canyon Rd.          USA           Secretary/
Secretary/ Treasurer         Walnut, CA 91789                           Treasurer of
and Director                                                            JFSCI

     (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 28, 1997, Vanguard Airlines, Inc. (the "Issuer") completed a $10.3 million private placement (the "Private Placement") of 5,150,000 units of securities, with each unit consisting of one share of Common Stock and two redeemable common stock purchase warrants (each, a "Warrant"), for $2.00 per unit. Each Warrant entitles the registered holder to purchase one share of Common Stock, at any time over a five year period, at an exercise price of $2.50. On April 28, 1997, J.F. Shea purchased 851,250 units in the Private Placement. The 851,250 units purchased consisted of 851,250 shares of Common Stock of the Issuer and 1,702,500 Warrants. The $1,702,500 purchase price was paid by the discharge of various notes issued by the Issuer in favor of J.F. Shea, in a face amount totaling $1,702,500, bearing interest at 8% per annum, payable on demand.

     On October 10, 1997, the Issuer distributed, at no cost, to holders of its Common Stock, nontransferable rights to purchase shares of Common Stock (the "Rights"). Each stockholder received two Rights for each share of Common Stock held by them (the "Rights Offering"). Each stockholder purchasing all of the shares available to him or her could also subscribe to purchase any shares not purchased pursuant to the Rights Offering, subject to proration (the "Oversubscription Privilege"). Each Right entitled the holder to subscribe for and purchase one share of Common Stock for a price of $0.50 per share. Mr. Shea, individually, received 50,000 Rights as a result of the Rights Offering. The E & M R.P. Trust, a California trust (the "Trust"), of which Mr. Shea is a trustee, received 60,000 Rights as a result of the Rights Offering, and Siam Partners II, a California limited partnership ("Siam"), of which the Trust is the general partner, also received 60,000 Rights as a result of the Rights Offering. J.F. Shea, of which Mr. Shea is a director, executive officer and stockholder, received 1,702,500 Rights as a result of the Rights Offering and 2,564,344 Rights as a result of the Oversubscription Privilege.

     On December 10, 1997, Mr. Shea exercised all 50,000 of his Rights. On January 9, 1998, Mr. Shea received 50,000 shares of the Common Stock of the Issuer as a result of such exercise for a purchase price of $25,000, paid in cash from Mr. Shea's personal funds.

     Also on December 10, 1997, the Trust exercised all 60,000 of its Rights. On January 9, 1998, the Trust received 60,000 shares of the Common Stock of the Issuer as a result of such exercise for a purchase price of $30,000, paid in cash from the Trust's personal funds.

     Also on December 10, 1997, Siam exercised all 60,000 of its Rights. On January 9, 1998, Siam received 60,000 shares of the Common Stock of the Issuer as a result of such exercise for a purchase price of $30,000, paid in cash from Siam's personal funds. Mr. Shea disclaims beneficial ownership of the shares held by Siam, except to the extent of the Trust's interest in Siam. The Trust has a 4.97% interest in Siam.

     Also on December 10, 1997, J.F. Shea exercised all 4,266,844 of its Rights. On January 9, 1998, J.F. Shea received 4,266,844 shares of the Common Stock of the Issuer as a result of such exercise for a purchase price of $2,133,422. The $2,133,422 purchase price was paid by the discharge of various notes issued by the Issuer in favor of J.F. Shea, in a face amount totaling $2,133,422, bearing interest at 8% per annum, payable on demand.

     On October 22, 1997, Mr. Shea was granted an option (the "Option") to purchase 200,000 shares of the Common Stock of the Issuer in connection with a grant of options to all of the directors of the Issuer. The Option is immediately exercisable and has an exercise price of $0.6875 per share. The Option was not granted to Mr. Shea in exchange for any "funds or other consideration."

Item 4.  Purpose of Transaction.

     JFSCI purchased the 851,250 units of securities of the Issuer, with each unit consisting of one share of Common Stock and two Warrants (for a total of 851,250 shares of Common Stock and 1,702,500 Warrants) for the purpose of obtaining an equity interest in the Issuer.

     Mr. Edmund Shea, the Trust, Siam and JFSCI exercised the Rights distributed to them for the purpose of increasing their respective equity interests in the Issuer and preventing the dilution of such interests as a result of the consummation of the Rights Offering.

     Mr. Edmund Shea did not acquire the Option to purchase 200,000 shares of Common Stock of the Issuer for any particular purpose because the Option was granted to him as compensation for serving as a director of the Issuer in connection with a grant of options to all of the directors of the Issuer.

         The Reporting Persons acquired the securities for investment. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons are currently having discussions with the Issuer regarding a potential privately negotiated acquisition of securities. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer.

         Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:


        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to any of those enumerated in (a) through (i) above.


Item 5.  Interest in Securities of the Issuer.

        (a) As of January 9, 1998, JFSCI held and beneficially owned 6,820,594 shares of Common Stock, which represented approximately 14.39% of the sum of the 45,696,398 shares of Common Stock then outstanding and the 1,702,500 Warrants held by JFSCI. As of January 9, 1998, Mr. Edmund Shea beneficially owned a total of 455,000 shares of Common Stock. Mr. Edmund Shea, Mr. Peter Shea, Mr. John Shea and Mr. James Shontere be deemed to be the beneficial owner of the 6,820,594 shares of Common Stock owned by JFSCI by virtue of his stock ownership in JFSCI and his position as a director and executive officer of JFSCI. The 7,275,594 shares of Common Stock Mr. Edmund Shea may be deemed to beneficially own represents approximately 15.29% of the sum of the 45,696,398 shares of Common Stock outstanding as of January 9, 1998, the 1,702,500 Warrants held by JFSCI, and the Option for 200,000 shares held by Mr. Edmund Shea. Of the 7,275,594 shares of Common Stock Mr. Edmund Shea may be deemed to beneficially own as of January 9, 1998, 6,820,594 shares (including 1,702,500 Warrants) are held by JFSCI, of which Mr. Edmund Shea is a director, executive officer and stockholder, 200,000 shares are held by Mr. Edmund Shea in the form of an immediately exercisable option, 90,000 shares are held by the Trust, of which Mr. Edmund Shea is a trustee, and 90,000 shares are held by Siam, of which the Trust is the general partner. Mr. Edmund Shea disclaims beneficial ownership of the shares held by Siam, except to the extent of the Trust's interest in Siam. The Trust has a 4.97% interest in Siam.

        (b) As of January 9, 1998, Mr. Edmund Shea's and JFSCI's power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:

                                  Voting                      Disposition
                       ----------------------------    ---------------------------
COMMON STOCK              Sole             Shared        Sole             Shared
                       ---------          ---------    ---------        ----------
Edmund H. Shea, Jr.     365,000           6,910,594     365,000         6,910,594
JFSCI                  6,820,594              0        6,820,594            0
Peter O. Shea             -0-             6,820,594       -0-           6,820,594
John F. Shea              -0-             6,820,594       -0-           6,820,594
James G. Shontere         -0-             6,820,594       -0-           6,820,594

        Of the 7,275,594 shares of Common Stock Mr. Edmund Shea may be deemed to beneficially own as of January 9, 1998, Mr. Shea shares voting and dispositive power with respect to the 6,820,594 shares (including 1,702,500 Warrants) held by JFSCI with the other stockholders of JFSCI. Mr. Edmund Shea is a director, executive officer and stockholder of JFSCI. For information regarding JFSCI, see
Item 2 above.

        Mr. Edmund Shea also shares voting and dispositive power with respect to the 90,000 shares held by Siam with the other partners of Siam. Siam is a California limited partnership with its principal business and principal office at 655 Brea Canyon Road, Walnut, California 91789. Siam's principal business consists of investment activities. During the last five years, neither Siam nor any of its partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Siam nor any of its partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

        Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 6,820,594 shares of the Common Stock. As a shareholder, director and executive officer of JFSCI, each of John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea might be deemed to be the beneficial owner of the securities beneficially owned by JFSCI. Although each such person is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he or any of the other shareholders, directors or executive officers of JFSCI is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by JFSCI.

        (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3 and 4 above.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

        The following material is filed as an Exhibit to this Schedule 13D:

           1.     Joint Filing Agreement, dated February 9, 1998, between Edmund
                  H. Shea, Jr. Peter O. Shea, John F. Shea, James A. Shontere and J.F. Shea Company, Inc.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 9, 1998.

                                       J.F. SHEA COMPANY, INC.


                                       By:  /s/ EDMUND H. SHEA, JR.
                                           ------------------------------------
                                           Name:  Edmund H. Shea, Jr.
                                           Title: Vice President

                                       /s/ EDMUND H. SHEA, JR.
                                       ----------------------------------------
                                       Edmund H. Shea, Jr.

                                       /s/ PETER O. SHEA
                                       ----------------------------------------
                                       Peter O. Shea

                                       /s/ JOHN F. SHEA
                                       ----------------------------------------
                                       John F. Shea

                                       /s/ JAMES G. SHONTERE
                                       ----------------------------------------
                                       James G. Shontere

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT


        THIS AGREEMENT, made and entered into this 9th day of February, 1998, by and between J.F. Shea Company, Inc., a Nevada corporation ("JFSCI"), John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere (collectively the "Reporting persons").

        WITNESSETH:

        WHEREAS, Mr. Shea's and J.F. Shea's direct and indirect beneficial ownership of shares of the common stock, par value $.001 per share, of Vanguard Airlines, Inc., a Delaware corporation, is required to be reported on Schedule 13D and filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") and Rule 13d-1 promulgated thereunder;

        WHEREAS, the joint filing of Schedule 13D pursuant to Rule 13d-1(f)(1) of the Act is the most efficient and economical means of reporting the requisite information; and

        WHEREAS, further reports on Schedule 13D and amendments to previously filed reports on Schedule 13D may from time to time be required;

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto do hereby mutually covenant and agree as follows:

        1. The filing of reports on Schedule 13D and any amendments thereto will be filed jointly on behalf of each of the parties hereto; each such report and amendment shall identify each of the parties hereto and contain all of the required information with respect thereto and shall indicate that such report or amendment is filed on behalf of such parties; provided, however, that each party is solely responsible for the completeness and accuracy of the information concerning that party contained therein unless such party knows or has reason to believe that such information is inaccurate.

        2. This Agreement may not be modified in whole or in part except by an instrument in writing executed by each of the parties hereto.

        IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.



                                       J.F. SHEA COMPANY, INC.


                                       By:  /s/ EDMUND H. SHEA, JR.
                                           ------------------------------------
                                           Name:  Edmund H. Shea, Jr.
                                           Title: Vice President


                                       /s/ EDMUND H. SHEA, JR.
                                       ----------------------------------------
                                       Edmund H. Shea, Jr.

                                       /s/ PETER O. SHEA
                                       ----------------------------------------
                                       Peter O. Shea

                                       /s/ JOHN F. SHEA
                                       ----------------------------------------
                                       John F. Shea

                                       /s/ JAMES G. SHONTERE
                                       ----------------------------------------
                                       James G. Shontere






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